NSON
REEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

[redacted]

09045238

FILE No.
82-3874

SEC Mail Processing
Section

JAN 26 2009

Washington, DC
111

January 13, 2009

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
<u>News Release Dated January 13, 2009</u>

Please find enclosed 3 copies of the news release listed above.

PROCESSED
FEB 03 2009
THOMSON REUTERS

Yours very truly,

MANSON CREEK RESOURCES LTD.

per [signature]
BARBARA O'NEILL

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 09-01 **JANUARY 13, 2009**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Provides Exploration Summary for Meridian Gold Project Highlighting 2008 Sampling with Grades to 194 Grams/Tonne Gold

Manson Creek Resources Ltd. ('Manson Creek') is pleased to provide an exploration review of the Meridian Gold Project, located 45 kilometers (km) from Revelstoke, British Columbia. In 2008, the Property was the focus of a reconnaissance drill program that followed up on exceptional gold mineralization mapped on surface. The gold values occur along strike from historic gold producers, all of which are located within a regional scale structure.

Drilling intersected significant gold values hosted within large regional structures that host the past producing mines. During the 2008 program, over 600 meters (m) of strike length bracketing the Eva Mine was successfully tested.

To date, Manson Creek has outlined an extensive gold mineralized system over an area of 1,100 m by 860 m that remains open along strike and to depth. Significant gold values in drill core and outcrop, ranging from 2 g/t to 194 g/t gold, occur within this system. Additional mineralized cross cutting structures are also present and remain largely untested.

The 2008 drilling program successfully extended known mineralization along strike and to depth of the past producers. Future work will include underground mapping and sampling of historical workings as well as further diamond drilling to test depth extensions of historical production zones.

Background

Manson Creek has consolidated five historic past producing gold – silver mines on the current, road accessible, 675 hectare claim block. The Meridian Camp was active in the early 1900's but the fragmented land ownership at the time did not allow for growth and the camp faded after only a few years of production.

The Phase One drilling completed this year is the first drill program to test the proximal areas of this historic mining center (October 8, 2008 Press Release). Further details on the Meridian project, the 2008 drill program and other projects in the Manson Creek portfolio are available on the Manson Creek website, www.manson.ca.

The President of Manson Creek Resources Ltd., Regan Chernish P.Geol., is the Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 09-01 **JANUARY 13, 2009**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Provides Exploration Summary for Meridian Gold Project Highlighting 2008 Sampling with Grades to 194 Grams/Tonne Gold

Manson Creek Resources Ltd. ('Manson Creek') is pleased to provide an exploration review of the Meridian Gold Project, located 45 kilometers (km) from Revelstoke, British Columbia. In 2008, the Property was the focus of a reconnaissance drill program that followed up on exceptional gold mineralization mapped on surface. The gold values occur along strike from historic gold producers, all of which are located within a regional scale structure.

Drilling intersected significant gold values hosted within large regional structures that host the past producing mines. During the 2008 program, over 600 meters (m) of strike length bracketing the Eva Mine was successfully tested.

To date, Manson Creek has outlined an extensive gold mineralized system over an area of 1,100 m by 860 m that remains open along strike and to depth. Significant gold values in drill core and outcrop, ranging from 2 g/t to 194 g/t gold, occur within this system. Additional mineralized cross cutting structures are also present and remain largely untested.

The 2008 drilling program successfully extended known mineralization along strike and to depth of the past producers. Future work will include underground mapping and sampling of historical workings as well as further diamond drilling to test depth extensions of historical production zones.

Background
Manson Creek has consolidated five historic past producing gold – silver mines on the current, road accessible, 675 hectare claim block. The Meridian Camp was active in the early 1900's but the fragmented land ownership at the time did not allow for growth and the camp faded after only a few years of production.

The Phase One drilling completed this year is the first drill program to test the proximal areas of this historic mining center (October 8, 2008 Press Release). Further details on the Meridian project, the 2008 drill program and other projects in the Manson Creek portfolio are available on the Manson Creek website, www.manson.ca.

The President of Manson Creek Resources Ltd., Regan Chernish P.Geol., is the Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 09-01 **JANUARY 13, 2009**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Provides Exploration Summary for Meridian Gold Project Highlighting 2008 Sampling with Grades to 194 Grams/Tonne Gold

Manson Creek Resources Ltd. ('Manson Creek') is pleased to provide an exploration review of the Meridian Gold Project, located 45 kilometers (km) from Revelstoke, British Columbia. In 2008, the Property was the focus of a reconnaissance drill program that followed up on exceptional gold mineralization mapped on surface. The gold values occur along strike from historic gold producers, all of which are located within a regional scale structure.

Drilling intersected significant gold values hosted within large regional structures that host the past producing mines. During the 2008 program, over 600 meters (m) of strike length bracketing the Eva Mine was successfully tested.

To date, Manson Creek has outlined an extensive gold mineralized system over an area of 1,100 m by 860 m that remains open along strike and to depth. Significant gold values in drill core and outcrop, ranging from 2 g/t to 194 g/t gold, occur within this system. Additional mineralized cross cutting structures are also present and remain largely untested.

The 2008 drilling program successfully extended known mineralization along strike and to depth of the past producers. Future work will include underground mapping and sampling of historical workings as well as further diamond drilling to test depth extensions of historical production zones.

Background
Manson Creek has consolidated five historic past producing gold – silver mines on the current, road accessible, 675 hectare claim block. The Meridian Camp was active in the early 1900's but the fragmented land ownership at the time did not allow for growth and the camp faded after only a few years of production.

The Phase One drilling completed this year is the first drill program to test the proximal areas of this historic mining center (October 8, 2008 Press Release). Further details on the Meridian project, the 2008 drill program and other projects in the Manson Creek portfolio are available on the Manson Creek website, www.manson.ca.

The President of Manson Creek Resources Ltd., Regan Chernish P.Geol., is the Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

END